UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2026

Vincent C. Simonelli
CEO and CFO
Dream Homes & Development Corp.
314 South Main Street
Forked River, New Jersey 08731

Re: Dream Homes & Development Corp.
Form 10-K for the period ended December 31, 2024
File No. 000-55445

Dear Vincent C. Simonelli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction